Exhibit (a)(1)(iii)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
 Cadista Holdings Inc.
 at
$1.60 Net Per Share
by
 JUBILANT GENERICS INC.,
 an indirect wholly-owned subsidiary of
 JUBILANT PHARMA LIMITED

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON DECEMBER 12, 2014, UNLESS THE OFFER IS EXTENDED.

November 13, 2014

To Shareholders of Cadista Holdings:

Enclosed for your consideration are the Offer to Purchase dated November 13, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) distributed in connection with an offer by Jubilant Generics Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Jubilant Pharma Limited, a corporation organized under the laws of Singapore (the “Parent”, and a direct wholly-owned subsidiary of Jubilant Life Sciences Ltd., a corporation organized under the laws of India), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Cadista Holdings Inc., a Delaware corporation (“Cadista”), that are not already owned by Parent or its affiliates; at a purchase price of $1.60 per Share, net to the seller in cash (such amount being referred to herein as the “Offer Price”), without interest thereon, upon the terms and subject to the conditions set forth in the Offer.

The Offer by Purchaser is being made directly to Cadista’s shareholders. The Offer includes a non-waivable condition requiring the tender of a majority of the common stock held by Cadista’s shareholders other than Parent, or its subsidiaries or affiliates. There is no financing condition to the Offer. Other conditions to the Offer are described under “The Tender Offer – Section 12 – Conditions to the Offer” in the Offer to Purchase. If the Offer is completed, Purchaser intends to merge with Cadista in a short-form merger (the “Merger”), with Cadista surviving the Merger. As a result of the Merger, each outstanding Share (other than Shares held by Parent and its affiliates and dissenting Shares) will be converted into the right to receive the Offer Price, without interest thereon and less any required withholding taxes, payable to the holder thereof upon surrender of certificates formerly representing such Share, and Cadista will become an indirect wholly-owned subsidiary of Parent.

Enclosed for your review in connection with the Offer are the following documents:

1.	The Offer to Purchase dated November 13, 2014;
2.	The Letter of Transmittal, including a Certification of Taxpayer Identification Number on Substitute Form W-9, to be used by holders of Shares in accepting the Offer and tendering Shares;
3.	A return envelope addressed to the Continental Stock Transfer & Trust Company (the “Depositary”); and
4.	Cadista’s Response to Tender Offer.

Please note that the Offer and withdrawal rights will expire at 5:00 P.M, New York City time, on December 12, 2014, unless the Offer is extended. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

The board of directors of Cadista, based on the unanimous recommendation of a special committee comprised solely of independent and disinterested directors, has (a) determined that the terms of the Offer and the Merger are advisable, and are substantively and procedurally fair to and in the best interests of the stockholders of Cadista that are unaffiliated with Parent; and (b) recommended that the holders of Shares (other than Parent and its affiliates) accept the Offer and tender their Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) certificates representing the Shares tendered, pursuant to the procedures set forth under “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase; (ii) a properly completed and duly executed Letter of Transmittal (or a properly completed and manually signed facsimile thereof) with any required signature guarantees; and (iii) any other documents required by the Letter of Transmittal.

The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal and any supplements and amendments thereto and is being made to all holders of Shares other than Parent and its subsidiaries or affiliates. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute or have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state.

Any inquiries you may have with respect to the Offer should be addressed to Morrow & Co., LLC, as the Information Agent, at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

Additional copies of the enclosed material may be obtained from the Information Agent by calling toll free at (888) 813-7566 or sending an email to: cadp.info@morrowco.com.

Very truly yours,

Jubilant Generics Inc.

The Offer is not being made to (nor will tenders of Shares be accepted from or on behalf of) holders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

2